BNP PARIBAS

03 DEC -1 AM 7:21

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

[redacted]

03037780

14 November 2003

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2003 First Half Report.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosure : 2003 First Half Report,
Acknowledgement of receipt


BNP PARIBAS

BNP Paribas Group First Half 2003 Report

Contents



Key figures

EARNINGS

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	9,164	8,550	+7.2%
Gross Operating Income	3,431	3,088	+11.1%
Operating Income	2,774	2,460	+12.8%
Pre-Tax Income	2,903	3,035	-4.3%
Net Income, Group Share	1,864	2,026	-8.0%

• FIRST HALF 2003 BREAKDOWN

NET BANKING INCOME


Corporate and Investment Banking
34%
Retail Banking
53%
Asset Management and Services
13%

GROSS OPERATING INCOME


Corporate and Investment Banking
38%
Retail Banking
51%
Asset Management and Services
11%

BUSINESS VOLUMES

in millions of euros	30.06.2003	31.12.2002	30.06.2002
Total Assets	768.9	710.3	730.4
Customer deposits	282.6	267.2	268.8
Customer items (gross)	233.7	235.7	236.0
Shareholders' equity group share [1]	27.2	26.4	25.7

[1] before income appropriation

RATINGS

Moody's	Aa2	Stable outlook
Standard & Poor's	AA-	Stable outlook
Fitch	AA	Stable outlook

INTERNATIONAL SOLVENCY RATIO

	30.06.2003	31.12.2002	30.06.2002
Total Capital ratio	12.8%	10.9%	11.6%
Tier One ratio	8.9%	8.1%	8.1%

	30.06.2003
Earnings per share of the first half (in euros)	2.15
Market Capitalisation (in billions of euros)	39.6
Number of employees	89,365



BNP Paribas and its Shareholders

SHARE CAPITAL

As at 23 January 2003, BNP Paribas' share capital stood at EUR 1,791,759,648 divided into 895,879,824 shares. Since then, two series of transactions have led to changes in the number of shares outstanding:

- a total of 618,431 new shares were issued upon exercise of stock options,
- 6,673,360 shares were subscribed through a share issue reserved for employees.

As at 2 July 2003, **BNP Paribas' share capital stood at EUR 1,806,343,230 divided into 903,171,615 shares.** The shares are fully paid-up and are held in registered or bearer form at the choice of their holders, subject to compliance with the relevant legal provisions. **None of the Bank's shares carry double voting rights.**

BNP PARIBAS OWNERSHIP STRUCTURE AS AT 2 JULY 2003 (*)



Individuals Shareholders
7.4%
Employees
5.4%
- including ESP: 4.1%
- including direct holding: 1.3%
AXA
5.8%
Other and unidentified
8.6%
Institutional Investors
72.9%
- Europe: 59.4%
- Outside Europe: 13.5%

(*) *After the share issue reserved for employees.*

CREATING VALUE FOR SHAREHOLDERS

TOTAL SHAREHOLDER RETURN -TSR:

Calculation parameters:

- the dividend includes the " avoir fiscal " tax credit at a rate of 50% and is assumed to have been reinvested in BNP then BNP Paribas shares, at the opening price on the first trading day after the ex-dividend date,
- returns are gross returns, i.e. before any tax payments.

• since privatisation in October 1993

- Initial investment = 1 share at the IPO price (FRF 240 or EUR 36.59) on 18 October 1993.

- Dividends reinvestment and March 1995 allocation of one share for every 10 shares acquired at the time of the IPO and held for 18 months.

Two-for-one share-split on 20 February 2002

- On 30 June 2003:

2.9106 shares at a closing price of EUR 44.25 =
EUR 128.79 (FRF 844.81)

Initial capital multiplied by 3.52
Total shareholder return: 13.85% per year

• since mid-1998 = over 5 years

- Initial investment = 1 share at the opening trading price on 1 July 1998 = EUR 37.96 (FRF 249.00)

- Dividends reinvestment

Two-for-one share-split on 20 February 2002

- On 30 June 2003:

2.3462 shares at a closing price of EUR 44.25 =
EUR 103.82 (FRF 681.01)

Initial capital multiplied by 2.73
Total shareholder return: 22.29% per year

BNP PARIBAS REGISTERED SHARES

SHARES REGISTERED DIRECTLY WITH BNP PARIBAS

The 22,000 shareholders whose shares were registered directly with BNP Paribas:

- automatically receive all documents regarding the company which are sent to shareholders,
- have access to a toll free telephone number (from France) to place buy or sell orders: 0 800 600 700,
- benefit from special, discounted brokerage fees,
- have access to a dedicated internet server " GIS Nomi " (http://gisnomi.bnpparibas.com),
- and as always, pay no custodial fees and are systematically invited to the General Meeting.

REGISTERED SHARES HELD IN AN ADMINISTERED ACCOUNT

BNP Paribas is also extending its administered share account services to institutional shareholders. For institutional shareholders, this type of account combines the main benefits of holding shares in bearer form as well as those of holding registered shares:

- the shares can be sold at any time, through the shareholder's usual broker,
- the shareholder can have a single share account, along with his cash account,
- the shareholder is systematically invited to attend and vote at General Meetings, without any third party interfering in the process,
- the blocking of the shares does not apply and the shareholder can take part in the vote via the internet.



Board of Directors and New Executive Management Organisation

BOARD OF DIRECTORS

Further to the Shareholders General Meeting on 14 May 2003, the names and positions of the members of the Board of Directors are as follows:

Michel Pébereau	Chairman of BNP Paribas
Patrick Auguste	Elected by employees Small business market risk analyst
Claude Bébéar	Chairman of the Supervisory Board of AXA
Jean-Louis Beffa	Vice Chairman of BNP Paribas Chairman and Chief Executive Officer of Saint-Gobain
Gerhard Cromme	Chairman of the Supervisory Board of ThyssenKrup
Jack Delage	Elected by employees Client account manager
Michel François-Poncet	Vice Chairman of BNP Paribas
Jacques Friedmann	Company Director
François Grappotte	Chairman and Chief Executive Officer of Legrand
Alain Joly	Chairman of the Supervisory Board of Air Liquide
Denis Kessler	Chairman and Chief Executive Officer of Scor
Jean-Marie Messier	Chairman of Messier Partners LLC and Ahead LLC
Jean Morio	Elected by employees Statistician (Economic research)
Lindsay Owen-Jones	Chairman and Chief Executive Officer of L'Oréal
David Peake	Chairman of BNP Paribas-UK Holdings Limited
Hélène Ploix	Chairman of Pechel Industry
Baudouin Prot	Chief Executive Officer of BNP Paribas
Louis Schweitzer	Chairman and Chief Executive Officer of Renault

Advisor to the Board of Directors: René Thomas, Honorary Chairman of BNP Paribas

NEW EXECUTIVE MANAGEMENT ORGANISATION

At its meeting on 11 June 2003, the Board of Directors of BNP Paribas determined the conditions for splitting up the functions of Chairman and Chief Executive Officer. This change had been approved in principle on Michel Pébereau's recommendation at the Board meeting on 14 May, prior to the Annual Shareholders' Meeting.

Mr. Pébereau will chair the Board of Directors in accordance with the law, the company's articles of incorporation, and best corporate governance practices. The Board sets the orientations for BNP Paribas businesses and ensures that they are implemented. In close cooperation with General Management, he represents the Group in its high-level relations, particularly those involving major clients and ensures that good shareholder relations are established and maintained.

Baudouin Prot has been named Chief Executive Officer. Accordingly, he manages the Group and has been given full power to this effect. He supervises the Group's core businesses and functions.

On Baudouin Prot's recommendation, the Board of Directors has appointed Georges Chodron de Courcel and Jean Clamon as Chief Operating Officers and corporate representatives. Their mission is to assist the Chief Executive Officer carry out his functions.

Consequently:

- Responsibility for the Corporate and Investment Banking (CIB) has been entrusted to Philippe Blavier.
- Responsibility for Retail Financial Services (RFS) and International Retail Banking (IRB), which will be regrouped under the name International Retail Banking and Financial Services (IRFS), has been entrusted to Pierre Mariani. At the same time, Cortal Consors - Europe's leading on-line broker - has been placed under the responsibility of the Asset Management and Services core business.
- Responsibility for the other core businesses - French Retail Banking (FRB) and Asset Management and Services (AMS) - remain entrusted to Jean-Laurent Bonnafé and Vivien Lévy-Garboua, respectively.

Responsibilities within General Management have been attributed as follows:

- Georges Chodron de Courcel is specifically in charge of coordinating Corporate and Investment Banking (CIB) as well as Asset Management and Services (AMS).
- Jean Clamon is specifically in charge of coordinating French Retail Banking (FRB) and International Retail Banking and Financial Services (IRFS).

The following individuals report directly to the Chief Executive Officer:

- Dominique Hoenn, BNP Paribas Senior Adviser in charge of market risks and asset/liability management, who also represents the Group in its dealings with market and industry bodies.
- Amaury de Seze, Head of BNP Paribas Capital. It is important to note that BNP Paribas has given up control over the management company PAI, which manages its funds in a completely autonomous manner.

MEMBERSHIP OF THE BNP PARIBAS EXECUTIVE COMMITTEE IS AS FOLLOWS:

- Baudouin Prot, Chief Executive Officer
- Georges Chodron de Courcel, Chief Operating Officer
- Jean Clamon, Chief Operating Officer
- Amaury de Seze, Head of BNP Paribas Capital
- Philippe Blavier, Head of Corporate and Investment Banking
- Jean-Laurent Bonnafé, Head of French Retail Banking
- Philippe Bordenave, Head of Group Development and Finance
- Hervé Gouëzel, Head of Group Information Systems
- Bernard Lemée, Head of Group Human Resources
- Vivien Lévy-Garboua, Head of Asset Management and Services
- Pierre Mariani, Head of International Retail Banking and Financial Services.



Half Year 2003 Review of BNP Paribas Group's Activities and Results

1st HALF 2003 RESULTS

The best NBI and GOI since the Group was created

Contribution of non-operating items down 446 million euros

Operating income: 2,774 million euros (+12.8%)

Net income group share: 1,864 million euros (-8.0%)

- In a still difficult economic and market environment, and despite the adverse impact of the fall in the dollar, the Group's operating performance rose compared to the first half 2002:

Net banking income: 9,164 million euros (+7.2%), a record high in the Group's history,
- Gross operating income: 3,431 million euros (+11.1%), another record high in the Group's history,
- Operating income (after provisions): 2,774 million euros (+12.8%),
- Net income group share: 1,864 million euros, down 8.0% due to a weak contribution of capital gains from securities and a one-off tax charge in connection with the option to change the tax status of the Group's publicly traded real-estate subsidiary.

- Retail Banking's businesses have continued to grow and become increasingly profitable.

- Asset Management and Services has continued to be affected by the level of stock market prices, but substantially improved its results in the second quarter compared to the first quarter of the year.

- Corporate and Investment Banking again posted very strong revenues and income and has confirmed its profitability as well as its competitiveness compared to its international competitors.

On 30 July 2003, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, examined the Group's results for the second quarter of the year as well as the interim accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income (1)	**9,164**	**8,550**	**+7.2%**
Operating Expenses and Dep.	-5,733	-5,462	+5.0%
Gross Operating Income	**3,431**	**3,088**	**+11.1%**
Provisions	-657	-628	+4.6%
Operating Income	**2,774**	**2,460**	**+12.8%**
Associated Companies	39	59	-33.9%
Gains and Provisions on Investments	344	751	-54.2%
Amortisation of Goodwill	-200	-166	+20.5%
Non-Recurring Expense	-54	-69	-21.7%
Non Operating Items	**129**	**575**	**-77.6%**
Pre-Tax Income	**2,903**	**3,035**	**-4.3%**
Tax Expense (2)	-898	-838	+7.2%
Minority Interests (2)	-141	-171	-17.5%
Net Income, Group Share	**1,864**	**2,026**	**-8.0%**
Cost / Income	**62.6%**	**63.9%**	**-1.3 pt**
Annualised After Tax ROE	14.0%	16.1%	
(1) - Including Commission income (a)	*3,110*	*3,218*	*-3.4%*
- Including Net of interest income (b)	*3,467*	*2,635*	*+31.6%*
- Including Gains on Financial Transaction (b)	*2,587*	*2,697*	*-4.1%*

(a) Revenues from the insurance business, other net banking operating income and the net incomes of the other businesses are included in the "commission income" line item.
(b) Trading portfolio carry costs are included in the "net of interest income" line item.
Trading revenues, as defined economically, are given in CIB results.

(2) € 130mn reserve set aside for taxes in connection with Klépierre's coming adoption of a new tax status.
Corresponding reduction in minority interests of € 60mn.

THE BEST NET BANKING INCOME AND GROSS OPERATING INCOME IN THE GROUP'S HISTORY

After two years of deterioration, the economic and business cycle entered a more stable phase toward the end of the first half of 2003: the United States experienced some measure of economic recovery and is technically no longer in a recession, whilst in Europe, the economic slowdown continued to deepen and the number of corporate failures grew further; the leading global stock markets fell again but as at 30 June 2003 reached levels close to those of 31 December 2002.

The dollar again fell against the euro to around 19% below the exchange rates in the first half of 2002, which weighs in when US earnings are converted into euros[1].
Despite this situation, BNP Paribas Group's net banking income rose 7.2% in the first half of 2003 compared to the first half of 2002, to 9,164 million euros (+10.9% at constant scope and exchange rates[2]).

Operating expenses and depreciation rose only 5.0% (+7.3% at constant scope and exchange rates) and gross operating income, which reached 3,431 million euros, was up 11.1% compared to the first half of 2002 (+17.5% at constant scope and exchange rates).

Cost/income ratio improved by 1.3 point, at 62.6%, and is testimony to BNP Paribas' competitiveness compared to its leading competitors.

The Group having set aside a further 145 million euros general provision, provisions slightly increased: 657 million euros (+4.6%),. Operating income went up 12.8% compared to the first half of 2002 to 2,774 million euros.

This operating performance reflects strong growth over the past year, which has produced the best net banking income and gross operating income in the Group's history.

Given reduced capital gains on securities, the level of non-operating items in the first half of 2003 was however substantially lower than in the first half of 2002: 129 million euros compared to 575 million euros.

Furthermore, the Group has taken into account Klépierre's plans to opt for the new tax status available to publicly traded real estate management companies. The scheme, which gives companies tax-free status after they first pay an exit tax, is highly advantageous in the medium-term. The result of this is a 130 million euros tax provision and the share of minority interests is correspondingly reduced by 60 million euros. The 70 million euros net effect weighs in on the net income group share, which comes to 1,864 million euros (-8.0% compared to the first half of 2002).

The Group's after-tax return on equity was 14.0% for the first half of 2003.

[1] The decline in the dollar has not resulted in an impairment on businesses acquired in the US since the Group fully financed these acquisitions through borrowings in dollars. However, it has had negative effects on the profit and loss statement's leading aggregates.

[2] The main changes in scope are in connection with the acquisitions in 2002 of UCB in California (IRFS), Consors in Germany (AMS), Cogent in the United Kingdom (AMS), and Facet in France (IRFS).

RESULTS OF THE CORE BUSINESSES

1- RETAIL BANKING

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**4,750**	**4,689**	**+1.3%**
Operating Expenses and Dep.	-2,981	-2,996	-0.5%
Gross Operating Income	**1,769**	**1,693**	**+4.5%**
Provisions	-361	-319	+13.2%
Operating Income	**1,408**	**1,374**	**+2.5%**
Amortisation of Goodwill	-148	-128	+15.6%
Other Non Operating Items	29	-1	n.s.
Pre-Tax Income	**1,289**	**1,245**	**+3.5%**
Cost / Income	62.8%	63.9%	-1.1 pt
Allocated Equity (Ebn)	9.3	9.7	
Pre-Tax ROE	**28%**	**26%**	

In the first half of 2003, net banking income of all the Retail Banking business totalled 4,750 million euros (+1.3% and +1.7% at constant scope and exchange rates compared to the first half 2002). Operating expenses and depreciation remained contained (+0.5%; +1.1% at constant scope and exchange rates), and gross operating income rose a further 4.5% compared to the first half 2002, to 1,769 million euros (+2.9% at constant scope and exchange rates). Pre-tax income (1,289 million euros) is the best since the Group was created (+3.5%; +3.5% at constant scope and exchange rates).

Return on allocated equity, before tax, for the first half 2003, rose 2 points to 28%.

French Retail Banking

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**2,412**	**2,370**	**+1.8%**
- Incl. Commissions	*1,005*	*1,026*	*-2.0%*
- Incl. Interest Margin	*1,407*	*1,344*	*+4.7%*
Operating Expenses and Dep.	-1,655	-1,619	+2.2%
Gross Operating Income	**757**	**751**	**+0.8%**
Provisions	-109	-99	+10.1%
Operating Income	**648**	**652**	**-0.6%**
Non Operating Items	-5	-4	n.s.
Pre-Tax Income	**643**	**648**	**-0.8%**
Income Attributable to AMS	-27	-40	n.s.
Pre-Tax Income of French Retail Banking	**616**	**608**	**+1.3%**
Cost / Income	68.6%	68.3%	+0.3 pt
Allocated Equity (Ebn)	4.5	4.9	
Pre-Tax ROE	**28%**	**25%**	

100% of the French private banking from NBI to Pre-Tax Income lines

In the French network[1] net banking income totalled 2,412 million euros for the first half of 2003, up 1.8% compared to the first half of 2002: fees went down 2.0%, the decline in securities transactions not having been entirely offset by the increase in fees from electronic payment and other banking services; net interest revenues grew 4.7% driven by a better gross interest margin[2] (+29 basis points in one year). Outstanding loans in the past year were mixed: +7.4% for loans to individual customers, with particularly high demand for mortgage borrowing; -8.3% for corporate customers in a context of economic slowdown.

Controlled operating expenses and depreciation, up 2.2% compared to last year, resulted in a 0.8% rise in gross operating income at 757 million euros.
The cost/income ratio was virtually stable: 68.6% compared to 68.3% in the first half of 2002.

After provisions and after sharing the income of Private Banking in France with the Asset Management and Services core business, French Retail Banking posted pre-tax half-yearly income of 616 million euros, up 1.3%.

[1] Including 100% of Private Banking in France.
[2] One year sliding average.

Pre-tax return on allocated equity, 28%, was up 3 points compared to the first half of 2002.

For individual customers, the marketing drive was stepped up in the first half of the year: the number of cheque and current accounts grew by 54,000 and a high level of savings funds was gathered, in particular in long- and medium-term mutual funds for which the network's market share reached 10.0% (source: Europerformance).

International Retail Banking and Financial Services

Pursuant to the reorganisation recently announced by the Group, this new core business groups together BancWest, Emerging and Overseas Markets, Cetelem, BNP Paribas Lease Group, UCB and Arval PHH. It is the sum of the former core businesses IRB and RFS, except for Cortal Consors, which is now part of the AMS core business. Historical data relating thereto have been restated in accordance with the new scopes.

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**2,409**	**2,398**	**+0.5%**
Operating Expenses and Dep.	-1,370	-1,416	-3.2%
Gross Operating Income	**1,039**	**982**	**+5.8%**
Provisions	-252	-220	+14.5%
Operating Income	**787**	**762**	**+3.3%**
Amortisation of Goodwill	-148	-128	+15.6%
Other Non Operating Items	34	3	n.s.
Pre-Tax Income	**673**	**637**	**+5.7%**
Cost / Income	56.9%	59.0%	-2.1 pt
Allocated Equity (Ebn)	4.8	4.8	
Pre-Tax ROE	**28%**	**27%**	

Given the relative weight of BancWest and, to a lesser extent, of other operations conducted outside the euro zone, the exchange effect has had a particularly marked impact for this core business. Thus, the business's half-yearly net banking income (2,409 million euros) was up +0.5% compared to the first half 2002, +2.3% at constant scope and exchange rates. Operating expenses and depreciation, at 1,370 million euros, were down 3.2%, but up 0.8% at constant scope and exchange rates. The business further improved its already good cost/income ratio (56.9% compared to 59.0% for the

first half of 2002).
Gross operating income (1,039 million euros) rose 5.8%, or +4.3% at constant scope and exchange rates.

After provisions and amortisation of goodwill, pre-tax income totalled 673 million euros (+5.7% or +7.5% at constant scope and exchange rates) leading to a 28% pre-tax return on equity (27% in the first half of 2002).

BancWest continued to pursue its cautious credit policy (mortgages, corporate lending). Net banking income for the first half 2003, at constant scope and exchange rates, thus rose only 0.6% compared to the first half 2002. However, the synergies from the merger between Bank of the West and United California Bank helped reduce operating expenses and depreciation (-4.7% at constant scope and exchange rates) and, combined with good control of risks, produced a 10.5% increase in the half-yearly operating income at constant scope and exchange rates.

Cetelem posted good performance in Italy, Spain, Hungary and in the United Kingdom and its managed outstandings are rapidly growing outside France (+19.7% as at 30 June 2003 compared to 30 June 2002). In France, the linkup with Facet has generated the expected synergies. Gross operating income for the first half of 2003 thus rose 9% at constant scope and exchange rates, compared to the first half of 2002. Despite higher provisions in the second quarter (+11% at constant scope and exchange rates compared to the second quarter 2002), and the termination of the loss-making credit card business in Korea, pre-tax income for the first half of the year rose 12% at constant scope and exchange rates.

BNP Paribas Lease Group, UCB and Arval PHH continue to expand their businesses across Europe at a brisk pace and the gross operating income for the first half of the year, at constant scope and exchange rates, grew by 4%, 18% and 20% respectively.

2- ASSET MANAGEMENT AND SERVICES

This core business, which hitherto included Private Banking, Asset Management, Insurance and Securities Services, now also includes Cortal Consors. Historical data relating thereto has been restated in accordance with the new scope.

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**1,197**	**1,202**	**-0.4%**
Operating Expenses and Dep.	-835	-756	+10.4%
Gross Operating Income	**362**	**446**	**-18.8%**
Provisions	-3	1	n.s.
Operating Income	**359**	**447**	**-19.7%**
Amortisation of Goodwill	-36	-10	+260.0%
Other Non Operating Items	-8	-5	+60.0%
Pre-Tax Income	**315**	**432**	**-27.1%**
Cost / Income	69.8%	62.9%	+6.9 pt
Allocated Equity (Ebn)	2.9	2.9	

Transfer of Cortal Consors (historical data restated)
Complete integration of Consors and Cogent as of 1st January 2003

Global equity markets were very depressed during the first half of 2003 compared to the first half of 2002. Given the circumstances, AMS posted lower half-yearly results.

Compared to the first half of 2002, net banking income was almost stable (-0.4%; -8.1% at constant scope and exchange rates) at 1,197 million euros. Wealth and Asset Management's net banking income, affected by the level of stock market prices, fell 6.4% while Insurance's net banking income resisted (+2.4%) and Securities Services net banking income was up 8.5%, partly due to Cogent's integration.

AMS's operating expenses and depreciation (835 million euros) were up 10.4% (-1.6% at constant scope and exchange rates) and gross operating income (362 million euros) decreased 18.8% (-18.8% at constant scope and exchange rates).
The cost/income ratio was 69.8%, 6.9 points higher than the second half 2002, but very competitive in the current market.

AMS' pre-tax net income (315 million euros) was down 27.1% compared to the first half of 2002 (-22.2% at

constant scope and exchange rates). However, pre-tax net income of the second quarter showed a clear upturn compared to the first quarter of 2003 (+28.3%).

During this half of the year, total assets under management grew to 268 billion euros, thanks in particular to a 5.8 billion euros net inflow of funds.

In accordance with the linkup plan, Cortal Consors managed, already in the first half of 2003, to return to the breakeven point in its operations despite a lacklustre market. The company continued to implement synergies from the merger, in particular by giving French customers access to *Active Trader*, a computer application developed by Consors in Germany.

Each of the other business lines undertook a dynamic sales and marketing drive:
- introduction of new alternative investment funds and of the renewed Parvest product range,
- high proportion of unit-linked products (27%) in life insurance sales,
- continued expansion of the death and disability insurance business outside France (+16.8%),
- BNP Paribas Securities Services named Best Regional Custodian in Europe by the magazine Global Investor.

Wealth and Asset Management

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**545**	**582**	**-6.4%**
Operating Expenses and Dep.	-421	-407	+3.4%
Gross Operating Income	**124**	**175**	**-29.1%**
Provisions	-3	-4	-25.0%
Operating Income	**121**	**171**	**-29.2%**
Amortisation of Goodwill	-17	-4	+325.0%
Other Non Operating Items	-7	-6	+16.7%
Pre-Tax Income	**97**	**161**	**-39.8%**
Cost / Income	77.2%	69.9%	+7.3 pt

Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors
Transfer of Cortal Consors (historical data restated)
Full integration of Consors and Cogent as of 1st January 2003

Insurance

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**344**	**336**	**+2.4%**
Operating Expenses and Dep.	-173	-169	+2.4%
Gross Operating Income	**171**	**167**	**+2.4%**
Provisions	0	5	n.s.
Operating Income	**171**	**172**	**-0.6%**
Non Operating Items	2	7	-71.4%
Pre-Tax Income	**173**	**179**	**-3.4%**
Cost / Income	50.3%	50.3%	=

Securities Services

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**308**	**284**	**+8.5%**
Operating Expenses and Dep.	-241	-180	+33.9%
Gross Operating Income	**67**	**104**	**-35.6%**
Provisions	0	0	n.s.
Operating Income	**67**	**104**	**-35.6%**
Amortisation of Goodwill	-13	-2	+550.0%
Other Non Operating Items	-9	-10	-10.0%
Pre-Tax Income	**45**	**92**	**-51.1%**
Cost / Income	78.2%	63.4%	+14.8 pt

Cogent fully integrated as of 1st January 2003

3- CORPORATE AND INVESTMENT BANKING

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**3,103**	**2,643**	**+17.4%**
*- Incl. Trading Revenues**	*1,968*	*1,324*	*+48.6%*
Operating Expenses and Dep.	-1,823	-1,631	+11.8%
Gross Operating Income	**1,280**	**1,012**	**+26.5%**
Provisions	-316	-281	+12.5%
Operating Income	**964**	**731**	**+31.9%**
Non Operating Items	-6	19	n.s.
Pre-Tax Income	**958**	**750**	**+27.7%**
Cost / Income	58.7%	61.7%	-3.0 pt
Allocated Equity (Ebn)	7.0	8.2	
Pre-Tax ROE	**27%**	**18%**	

** Including customer activity and related revenues*

Corporate and Investment Banking posted again very strong revenue and earnings growth for the first half of 2003.

Net banking income totalled 3,103 million euros, up 17.4% compared to the first half of 2002. The cost/income ratio for the first half of the year (58.7%), further improved by 3 points compared to the first half of 2002, remains one of the best in the business for this type of activity. Gross operating income, at 1,280 million euros, was up 26.5%.

This performance stemmed from the Advisory and Capital Market businesses, whose gross operating income (+68.6%) reflects a sharp upturn compared to last year, which was hard hit by the financial crisis starting from June 2002. The financing businesses adjusted their business to the lacklustre market and to a weak demand for borrowing. Their gross operating income fell 8.3% compared to the first half 2002.

Provisions, which include a new 130 million euros general provision, rose by 12.5% to 316 million euros, such that the business' operating income (964 million euros) was up 31.9% compared to the first half of 2002.

Pre-tax income totalled 958 million euros (+27.7% compared to the first half of 2002), pre-tax return on allocated equity was 27% (compared to 18% in the first half of 2002).

BNP Paribas also in the first half of 2003 consolidated its competitive positioning in a number of key areas, as evidenced by its rankings published in trade magazines. In particular, the Group ranks amongst the top three global arrangers of bond issues in euros (source: IFR).

The performances in the first half of 2003 thus confirm that BNP Paribas has the right strategy in place for Corporate and Investment Banking: developing the Group's natural strengths through organic growth and cross-selling, supporting this process, where possible, with targeted acquisitions; the operation involving the US-based Zurich Financial Services' fund derivatives business is a good illustration of this. This business model has demonstrated its resilience in times of crisis. It confirms, in this first half of the year, its ability to fully capitalise on better business conditions.

Financing Businesses

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**986**	**1,086**	**-9.2%**
Operating Expenses and Dep.	-478	-532	-10.2%
Gross Operating Income	**508**	**554**	**-8.3%**
Provisions	-324	-274	+18.2%
Operating Income	**184**	**280**	**-34.3%**
Non Operating Items	-9	5	n.s.
Pre-Tax Income	**175**	**285**	**-38.6%**
Cost / Income	48.5%	49.0%	-0.5 pt
Allocated Equity (Ebn)	4.4	4.7	
Pre-Tax ROE	**8%**	**12%**	

Advisory and Capital Markets

in millions of euros	1st half 2003	1st half 2002	% change
Net Banking Income	**2,117**	**1,557**	**+36.0%**
Operating Expenses and Dep.	-1,345	-1,099	+22.4%
Gross Operating Income	**772**	**458**	**+68.6%**
Provisions	8	-7	n.s.
Operating Income	**780**	**451**	**+72.9%**
Non Operating Items	3	14	-78.6%
Pre-Tax Income	**783**	**465**	**+68.4%**
Cost / Income	63.5%	70.6%	-7.1 pt
Allocated Equity (Ebn)	2.6	3.6	
Pre-Tax ROE	**60%**	**26%**	

BNP PARIBAS CAPITAL

in millions of euros	1st half 2003	1st half 2002
Net Capital Gains	**397**	**517**
Other Net Income	-6	-7
Operating Expenses and Dep.	-19	-23
Pre-Tax Income	**372**	**487**

For the first half of the year, the decline in the pre-tax income (372 million euros compared to 487 million euros in the first half of 2002) reflects the natural trend in this business as part of its strategy to gradually divest holdings.

The portfolio's estimated value came to 3.8 billion euros as at 30 June 2003 and net unrealised capital gains totalled[1] 1.0 billion euros.

[1] *net of Cobepa's goodwill (€0.2bn)*

Commenting on these results at the meeting of the Board of Directors, Baudouin Prot, BNP Paribas' CEO said, "BNP Paribas achieved this first half of the year the best revenues and gross operating income since it was created, whilst if the global economy and financial services markets have stopped deteriorating, it cannot be said that they have become favourable for banking and financial services in Europe. This growth dynamic confirms the effectiveness of our growth strategy and testifies to the hard work performed by the Group's workforce.

The economic cycle is too fragile and financial markets too volatile to make forecasts for the second half of the year. Our teams remain committed and we will continue with resolve to implement our business expansion strategy and make BNP Paribas increasingly profitable."

BNP Paribas Group
Consolidated Balance Sheet and Profit and Loss Account

ASSETS

in millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Interbank and money market items:			
- Cash and amounts due from central banks and post office banks	8,544	9,884	9,988
- Treasury bills and money market instruments	94,821	83,990	84,354
- Due from credit institutions	170,588	146,512	154,862
Total interbank and money market items	**273,953**	**240,386**	**249,204**
Customer items:			
- Due from customers	203,606	204,719	205,553
- Leasing receivables	20,180	20,622	20,107
Total customer items	**223,786**	**225,341**	**225,660**
Bonds and other fixed income instruments	**47,584**	**41,964**	**45,570**
Equities and other variable income instruments	**41,328**	**22,616**	**37,487**
Insurance company investments	**59,372**	**57,154**	**56,164**
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment:			
- Investments in non-consolidated undertakings and other participating interests	2,562	5,872	3,112
- Equity securities held for long-term investment	5,017	5,407	5,741
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**7,579**	**11,279**	**8,853**
Investments in companies carried under the equity method:			
- Financial sector companies	1,348	1,557	1,489
- Non-financial sector companies	228	238	345
Total investments in companies carried under the equity method	**1,576**	**1,795**	**1,834**
Tangible and intangible assets	**8,697**	**8,640**	**8,125**
Goodwill	**6,028**	**6,547**	**5,526**
Accrued income and other assets	**99,035**	**94,597**	**91,947**
Total assets	**768,938**	**710,319**	**730,370**

COMMITMENTS GIVEN

Financing commitments given	158,804	140,398	146,072
Guarantees and endorsements given	61,133	60,226	68,127
Commitments given on securities	26,867	15,037	27,693
Insurance company commitments	788	914	1,043
Commitments incurred on forward and options contracts	16,628,833	13,959,842	13,183,663

LIABILITIES AND SHAREHOLDERS' EQUITY

in millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Interbank and money market items:			
- Due to central banks and post office banks	358	159	242
- Due to credit institutions	197,041	177,746	198,464
Total interbank and money market items	**197,399**	**177,905**	**198,706**
Customer items	**211,399**	**195,569**	**194,022**
Debt securities:			
- Retail certificates of deposit	5,848	6,708	7,875
- Interbank market securities	931	1,025	1,014
- Negotiable certificates of deposit	65,363	64,913	66,880
- Bonds, including short-term portion	10,351	11,260	13,951
- Other debt instruments	156	151	185
Total debt securities	**82,649**	**84,057**	**89,905**
Technical reserves of insurance companies	**59,196**	**56,526**	**55,572**
Accrued expenses and other liabilities	**167,282**	**145,836**	**142,884**
Badwill	**20**	**22**	**23**
Provisions for contingencies and charges	**4,018**	**4,144**	**4,458**
Subordinated debt	**13,788**	**14,283**	**13,809**
Reserve for general banking risks	**992**	**997**	**999**
Minority interests in consolidated subsidiaries	**5,013**	**4,535**	**4,328**
Shareholders' equity:			
- Share capital	1,792	1,790	1,790
- Additional paid-in capital in excess of par and premium on acquisition	10,812	10,804	10,804
- Retained earnings	12,714	10,556	11,044
- Net income for the period	1,864	3,295	2,026
Total shareholders' equity	**27,182**	**26,445**	**25,664**
Total liabilities and shareholders' equity	*768,938*	*710,319*	*730,370*

COMMITMENTS RECEIVED

Financing commitments received	56,381	21,536	35,742
Guarantees and endorsements received	40,493	43,824	40,847
Commitments received on securities	29,209	7,960	27,119
Insurance company commitments	1,607	2,065	1,815



Consolidated Profit and Loss Account

in millions of euros	6 month to 30 June 2003	6 month to 30 June 2002	12 month to 31 Dec. 2002
Interest income	*14,069*	*16,380*	*31,606*
Interest expense	*(10,809)*	*(13,972)*	*(26,222)*
Net interest income	3,260	2,408	5,384
Income on equities and other variable income instruments	207	227	323
Commission income	*3,039*	*3,151*	*6,160*
Commission expense	*(968)*	*(1,098)*	*(1,982)*
Net commission income	2,071	2,053	4,178
Net gains on trading account securities	2,518	2,636	4,687
Net gains on securities available for sale	69	61	139
Other banking income	*486*	*589*	*1,134*
Other banking expenses	*(425)*	*(408)*	*(911)*
Net other banking income	61	181	223
Underwriting result and net investment income of insurance companies	764	785	1,440
Net income from other activities	214	199	419
Net banking income	**9,164**	**8,550**	**16,793**
Operating expense:			
- Salaries and employee benefits, including profit sharing	(3,488)	(3,124)	(6,445)
- Other administrative expenses	(1,908)	(2,039)	(3,892)
Total operating expense	(5,396)	(5,163)	(10,337)
Depreciation, amortisation and provisions on tangible and intangible assets	(337)	(299)	(618)
Gross operating income	**3,431**	**3,088**	**5,838**
Net additions to provisions for credit risks and country risks	(657)	(628)	(1,470)
Operating income	**2,774**	**2,460**	**4,368**
Share of earnings of companies carried under the equity method	39	59	80
Gains on long-term investments and changes in provisions	344	751	903
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks	**3,157**	**3,270**	**5,351**
Net non-recurring expense	(54)	(71)	(174)
Corporate income tax	(898)	(838)	(1,175)
Amortisation of goodwill	(200)	(166)	(366)
Movements in the reserve for general banking risks		2	2
Minority interests	(141)	(171)	(343)
Net income	**1,864**	**2,026**	**3,295**
Basic earnings per share, in euros	**2.15**	**2.33**	**3.78**
Diluted earnings per share, in euros (1)	**2.13**	**2.30**	**3.74**

(1) *In accordance with Accounting Standards Committee (CRC) standard 99-07, earnings per share are also presented on a diluted basis, calculated in line with the method recommended by the French Accounting Board (OEC) in opinion No. 27. The method used to calculate diluted earnings per share also complies with IAS 33 "Earnings per share". [illegible]*

For more detailed information, please refer to the updated reference document available in French at http://invest.bnpparibas.com

BNP PARIBAS

Registred office: 16, boulevard des Italiens - 75009 Paris - France
Telephone: + 33 1 40 14 45 46
Internet: www.bnpparibas.com

662 042 449 RCS Paris
Société Anonyme (Public Limited Company) with capital of: EUR 1 806 343 230

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